RECEIVED

2008 APR 24 A 4: 39

[illegible]ICE OF INTERNATI[illegible]
CORPORATE FI[illegible]

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

[redacted]

08002122

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 21, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED
APR 29 2008 E
THOMSON REUTERS

i. A. Martina C. Erni - Schuler
Corporate Communications

Enclosure

- **Board of Directors requests abolition of „opting out" clause for Oerlikon**

dlw 4/25

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Requested change to Articles of Association

Board of Directors requests abolition of „opting out" clause for Oerlikon

Pfäffikon SZ, April 18, 2008 – At the General Meeting on May 13, 2008, the Board of Directors of OC Oerlikon will submit a proposal to abolish the opting out clause included in the company's Articles of Association. A relevant agenda item is enclosed in the invitation to the General Meeting to be published shortly.

According to the currently applicable Oerlikon Articles of Association, a shareholder who purchases more than 33 1/3 per cent of the company's shares is not obliged to make a public takeover offer to all other shareholders of the company in compliance with the regulations of the Swiss Stock Exchange Act (opting out clause). The Board of Directors is of the opinion that an opting out no longer corresponds to the modern standards of Corporate Governance and therefore proposes the abolition of this statutory regulation. If this proposal by the Board of Directors is accepted, any shareholder acquiring more than 33 1/3 per cent of the shares of the company after this change in the statutes comes into force, must make a public takeover offer to the other shareholders. In this way, equal treatment of all shareholders is ensured, in particular including retail investors.

For further information, please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 9602 Fax +41 58 360 9193 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 9266 Fax +41 58 360 9822 ir@oerlikon.com www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 per cent of the turnover was invested in research and development (CHF 274 million).

RECEIVED

2008 APR 24 A 4: 20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 21, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni - Schuler

Corporate Communications

Enclosure

- **CMC and Oerlikon Solar plan to expand production capacity to 1 gigawatt**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

RECEIVED
2008 APR 24 A 4:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CMC and Oerlikon Solar plan to expand production capacity to 1 gigawatt

CMC launches pilot operation

- 40 MWp pilot operation launched today
- Production start in the second half of 2008
- Planned expansion to Micromorph Tandem
- Gigawatt production set as medium-term capacity target
- All agreed targets met or exceeded

Trübbach/Taiwan, April 16, 2008 – ***With CMC, Oerlikon Solar's first Asian customer now gets production underway. Over the last few months, the turnkey 40 MWp (megawatt peak) line was transported from Truebbach (Switzerland) to Taiwan, assembled and configured to begin pilot operation today. Oerlikon experts are providing support for the entire process through to the ultimate start of production in the second half of 2008. "Oerlikon Solar has done an excellent job. All targets have been met or exceeded – this is our idea of how successful cooperation should work," said Bob Wong, Chairman of CMC, expressing his enthusiasm. The plant now installed is the beginning of a long-term partnership between CMC and Oerlikon in the solar market, which also includes joint development projects.***

The launch of the first Asian production line means that another milestone has been reached in Oerlikon Solar's recent success story. The highly modern facility is thus the first of its kind to start production in the rapidly growing Asian thin-film photovoltaic market. "We are proud to begin a new chapter in our successful partnership with CMC," says Dr. Uwe Krüger, CEO of Oerlikon.

500,000 modules annually – for now

The turnkey 40 MWp production facility for the production of highly modern amorphous (a-si) thin-film silicon solar modules makes it possible to produce approximately 500,000 modules every year. It covers the entire production process from glass purification to the testing of finished solar modules. The project scope also includes the implementation of the entire metrology system for quality control, the "back end" of module production as well as the Transparent Conductive Oxide (TCO) technology. Plans for expanding the existing production capacity are

 already in the works. In a next step, a turnkey 60 MWp Micromorph Tandem line – the latest Oerlikon Solar PV technology – will expand the CMC production volume at the existing site in Taiwan.

Micromorph Tandem: 50 percent increase in efficiency

Once thin-film technology using amorphous silicon had been successfully established, Oerlikon Solar also brought its micromorphous tandem cell to the market last September. Compared with cells made from amorphous silicon, the second generation of thin-film technology possesses an additional microcrystalline silicon film. This double-layer structure makes optimum use of the sun's light spectrum, as the two cells combine to convert the entire spectrum of solar radiation, in the visible as well as infrared range, into electric power. This is why the efficiency of a micromorphous tandem cell is some 50 percent higher than that of the amorphous cell, and is thereby set to achieve efficiency levels of ten percent and higher by 2010. Given that the transition from amorphous to micromorphous technology is already underway, numerous individual positive effects, such as lower costs for materials, improved cycle times, higher module efficiency, will contribute towards achieving grid parity in many areas of the sun belt as early as 2010.

Gigawatt in sight

It is also CMC's medium-term goal to reach an annual production output of one gigawatt. These technologically ambitious plans are in line with major economical and ecological objectives. "At CMC we want to make an active contribution to combating global warming," says Wong. Because this is at the same time one of the most promising future growth markets, CMC is thinking in larger dimensions. In a few years the company wants to build up production capacities of over one GWp and to be among the top three providers of thin-film silicon solar technology. As the technology supplier, Oerlikon is a fixed part of this strategy. "CMC and Oerlikon are now about to repeat the success story that we wrote together in the market for optical storage devices – this time at Solar. And perhaps even beat it by a wide margin," adds Wong.

 For further information please contact:

Michael M. Schmidt Head of Public Relations OC Oerlikon Balzers Ltd., Solar Tel. +41 79 834 03 74 michael.m.schmidt@oerlikon.com www.oerlikon.com/solar	Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 per cent of the turnover was invested in research and development (CHF 274 million).

About Oerlikon Solar

Oerlikon Solar offers cost-effective, proven turnkey solutions for the mass production of thin-film silicon solar modules. These fully automated, modular end-to-end manufacturing solutions are focused on reducing device cost and maximizing productivity. They are available as modular end-to-end solutions with metrology and upgradeability in throughput and process technology.

Oerlikon Solar has developed a unique and innovative technology based on its leadership in thin-film technology and in close cooperation with its customers. An in-house pilot line allows producing, testing and optimizing the solar modules in full production size.

Headquartered in Truebbach, Switzerland, Oerlikon Solar maintains an R&D lab in Europe, as well as global customer support and training through sales and service centers in the United States, Europe and Asia. Oerlikon Solar's Asian Hub, located in Singapore, is currently being ramped up and will open in the second half of 2008.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 21, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Erni-Schuler

Corporate Communications

Enclosure

- **Oerlikon enters Russian growth market**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

RECEIVED
2008 APR 24 A 4:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office in Moscow officially opened

Oerlikon enters Russian growth market

Pfäffikon SZ, Moscow, April 17, 2008 – With today's official opening of their office in Moscow, the Oerlikon Group is underlining their intention to target the Russian market in the future. Business relationships have already been initiated with a current turnover of approx. CHF 50 million. „Russia and the Commonwealth of Independent States offer great potential for us in the medium and long-term. Our portfolio of industrial high-tech solutions, the dynamics of the Russian national economy plus a close partnership with our investor Renova provide optimal pre-requisites for rapid expansion into this important economic zone", says Dr. Uwe Krüger, CEO of Oerlikon. „Oerlikon is an important partner in the development of a Russian high tech industry", says the Chief Investment Officer of the Renova Group and Vice-President of the Board of Directors of OC Oerlikon, Vladimir Kuznetsov.

With 170 locations in 35 countries, Oerlikon is very well represented globally. The company has grown strongly in the past few years especially in the Asian region, almost 40 per cent of its turnover being produced in the Far East. Eastern Europe and Russia in particular still have a great deal of development potential. „The Russian national economy finds itself in a fundamental change with the high tech sector gaining more and more importance", states Kuznetsov. The Russian national economy has been growing in the last few years at a rate of 6 – 7 per cent per year. In 2007, foreign investment in the Russian economy amounted to USD 82.3 billion.

The time has come for Oerlikon to enter the market. By 2010, Oerlikon wants to more than double the current turnover of CHF 50 million to over CHF 100 million. To this end, the company will concentrate on the following market segments:

- **Oerlikon Textile:** Oerlikon Textile has been active in Russia/CIS for more than five years already and is market leader for rotary spinning machines. Further growth is expected for applications in particular for geo-, hygiene- and home textiles as well as for vehicles and tires.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

- **Oerlikon Coating:** The developing Russian industry offers vast potential for surface coating. A first coating centre is planned in Elektrostal near Moscow and should start operating in 2009.
- **Oerlikon Vakuum:** With customers such as Gazprom, Pillar, or Avtovaz, Oerlikon Leybold Vacuum is already the leading Western supplier in Russia. Sales should be doubled in the next three years with the market introduction of new products and the expansion of the marketing and service network.
- **Oerlikon Drive Systems:** Started in 2006 with the first activities, the strongly growing Russian vehicle industry offers many toeholds for Oerlikon Drive Systems, in particular for commercial vehicles.

A further focus of Oerlikon's activities in Russia concerns the future market in Nano technology. The Russian government has published a development programme of up to EUR 8 billion in order to lead Russian nano research and industry to world-class success in the next few years. Oerlikon will bring in their know-how as a development partner and, together with Russian institutions and companies, will develop products and solutions. „For Oerlikon, too, nano technology has become a key technology which is pinpointing new ways in practically every field of business", says Oerlikon CEO Krüger.

Oerlikon and the Renova Group are working closely together to develop this market. As a strategic investor in Oerlikon, the Renova Group supports a strong expansion of the company's presence in the Russian market – the opening of new production locations, laboratories and scientific research centres. This procedure allows amongst other things the utilisation of Russian scientific-technical and intellectual potential plus representing the beginning of the development of innovative technologies in Russia.

For further information, please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 02
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telefon +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

END